Byron B. Rooney +1 212 450 4658 byron.rooney@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com	CONFIDENTIAL

February 11, 2022
Re:	Snail, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on January 3, 2022 CIK No. 0001886894

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Att’n:	Joseph Kempf Robert Littlepage Patrick Faller Jeff Kauten

Ladies and Gentlemen:

On behalf of our client, Snail, Inc., a Delaware corporation (“SnaiI” or the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to Snail’s confidential draft Registration Statement on Form S-1 (CIK No. 0001886894) (the “Registration Statement”) contained in the Staff’s letter dated January 24, 2022. We are also responding to certain comments in the Staff’s letter dated December 2, 2021. Snail has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement (“Submission No. 3”) together with this response letter. Submission No. 3 also contains certain additional updates and revisions.

Set forth below are Snail’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by Snail’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Submission No. 3 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Submission No. 3.

Amendment No. 1 Draft Registration Statement on Form S-1

Presentation of Financial and Other Information, page iii

1.	Your discussion of non-GAAP measures on page iii appears to place undue prominence on non-GAAP measures. As this disclosure is already included elsewhere in the filing, please consider removing the discussion on page iii. Refer to Rule 421(d) of Regulation C and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page iii.

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Prospectus Summary, page 1

2.	We note that you disclose over 48.9 million installs of the Ark: Survival Evolved franchise through June 2021. Please clarify whether any of these downloads were part of a free promotion.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 68 to note that these downloads include downloads from a free promotion.

Financial Statements
Research and Development, page F-11

3.	We note your response to comment 19. Please address Studio Wildcard’s current development of ARK 2 games. Explain how ARK 2 games’ research and development projects have been and will be funded. Describe for us any research and development contracts, arrangements and understandings with related parties such as Studio Wildcard and SDE, Inc. Tell us the extent to which Snail and/or Snail’s related parties directly or indirectly provide such funding.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff the Company is not contractually obligated to fund or finance any research and development activities by SDE, Inc. (“SDE”), its wholly-owned subsidiary, Studio Wildcard, or any other developer during the game development process. To date, the Company has not provided these developers with any funding for research and development, although the Company regularly collaborates with, and provides input to, developers as the development of a new game evolves. The Company publishes video games and compensates the game’s developer through a licensing and royalty agreement that is executed once the game is available for distribution. Consistent with this practice, the Company respectfully advises the Staff that it has not provided SDE with any funding towards the research and development of ARK 2.

Note 5 - Accounts Receivable - Related Party, page F-18

4.	We have considered your response to comment 20 and note that your gaming revenues held by SDE appear to have historically been a significant component of your current assets, working capital deficit and cash flows from operations. Tell us and disclose here and also in Management’s Discussion and Analysis whether you plan to continue the practice of allowing your related party, SDE, to collect and hold cash flows from your gaming revenues after the offering. In this regard, address the expected impact of the future retention of your gaming revenue cash flows on your liquidity and capital resources. Address any material risk and uncertainties regarding the ultimate remission of such funds by SDE to you. See Item 303(b)(1)(i) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 60. In connection with the preparation of the Company’s initial public offering, the Company ended the practice of having SDE collect gaming revenues on the Company’s behalf. The Company believes that the outstanding balance of accounts receivable owed by SDE will be paid within a commercially reasonable amount of time. In the event the Company does not receive timely remittance from SDE, the Company can hold back amounts owed to SDE from future licensing costs payable to SDE pursuant to the parties’ existing contractual relationship. The total annual amount of licensing costs payable to SDE exceed the amount of accounts receivable owed by SDE to the Company.

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Intangible Assets, page F-19

5.	We note in your response to comment 21 that you determined the carrying values of your intangible assets acquired from related parties based on the projected cash flow generated from the gaming revenue, quoted market values and third-party independent appraisals. Please provide us an analysis that, for each intangible asset acquired from a related party, indicates:
•	The related party and describes the nature of the relationship;
•	If they were under common control with Snail and/or SDE or their principal owners and or officers; and
•	the related party’s historical cost basis in the asset.

Also, tell us your consideration of whether or not such assets should be reported based upon the related party’s cost basis.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that the Company determined the initial carrying value of the intangible assets acquired from related parties based on the respective contracted amounts that were paid in cash by the Company and has updated the disclosure on pages 65 and F-12 accordingly. Set forth in the table below are the net book values of the intangible assets acquired from related parties as of December 31, 2020.

Game Title License	Net Book Value (December 31, 2020)	Related Party
ARK Mobile	$4,666,667	SDE, Inc.
ATLAS	$27,125,000	SDE, Inc.
ARK DLC - Genesis	$2,926,829	SDE, Inc.
Other	$50,000	Suzhou Snail Digital Technology Co., Ltd.

Related Parties

SDE is the parent entity of Studio Wildcard, the developer of the ARK franchise and Atlas. SDE is wholly owned by Ms. Ying Zhou, the spouse of the Company’s founder, Mr. Hai Shi. Suzhou Snail Digital Technology Co., Ltd. (“Suzhou Snail”) is the ultimate parent entity and owner of 100% of the outstanding equity interests of Snail Games USA Inc. (“Snail Games USA”), which after the Transactions (as defined in the Registration Statement), will be a wholly owned subsidiary of the Company and no longer owned, directly or indirectly, by Suzhou Snail. Through their combined holdings, Mr. Shi and Ms. Zhou hold approximately 78% of the equity interest of Suzhou Snail.

Net book value

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ARK and Atlas

Each of the ARK and Atlas assets were developed over several years by Studio Wildcard prior to Snail Games USA entering into license arrangements with SDE for these titles. To the Company’s knowledge, Studio Wildcard did not capitalize expenses associated with the games’ development. Further, Studio Wildcard began developing the ARK franchise prior to SDE’s acquisition of Studio Wildcard in October 2015. As a result of Studio Wildcard’s practice of not capitalizing costs throughout its development cycle and SDE’s acquisition of Studio Wildcard, Snail Games USA was unable to obtain from SDE an accurate estimate of the historical cost of the development of these games. Consequently, the Company concluded that the best method for arriving at an appropriate cost basis in these intangible assets was to analyze the economic substance of the relevant license agreements, and the Company initially recorded amounts based upon the negotiated contracted amounts that were funded in cash. The Company employed various techniques to support the conclusion that the license agreements with SDE were conducted at arm’s length, including performing a discounted cash flow analysis, transfer pricing study and, when necessary, securing a third-party appraisal.

Other

As set forth above, the net book value of the intangible assets attributable to Suzhou Snail amounted to $50,000 as of December 31, 2020. The Company respectfully advises the Staff that the net book value of such intangible assets is immaterial in amount and, therefore, further analysis, and any findings therefrom, would not have a material impact on the Company and would not be meaningful to potential investors.

Draft Registration Statement on Form S-1

Components of our Results of Operation, page 54

8.	Please identify the top platform providers presented in the table disclosing the proportion of total net revenue associated with each platform provider.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will respond to this comment in a subsequent amendment of the Registration Statement.

Description of Capital Stock
Common Stock, page 86

13.	Please disclose the instances in which the holders of the Class A and Class B common stock will vote as a separate class.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 89 and 90.

Underwriting
No Sales of Similar Securities, page 96

14.	Please disclose the exceptions to the lock-up agreements with your officers, directors and other existing security holders.

Response: The Company respectfully acknowledges the Staff’s comment. The terms and exceptions to the lock-up agreements with the Company’s officers, directors and other security holders are presently subject to ongoing negotiation. The Company will address the Staff’s comment in a subsequent amendment of the Company’s Registration Statement on Form S-1.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 450-4658 (byron.rooney@davispolk.com) or John Runne at (212) 450-3278 (john.runne@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Byron Rooney

cc:	Heidy Chow
Jim Tsai

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